Exhibit 99.1

Xcelera Comments on its 2004 Annual Report and Stock Exchange Listing

Grand Cayman, British West Indies – September 22, 2004 – Xcelera Inc. (AMEX: XLA), a European technology company, today commented on its Annual Report on Form 20-F for the fiscal year ended January 31, 2004 and its receipt of a notice from the American Stock Exchange that its common stock is subject to being delisted from the Exchange.

On February 3, 2004, Xcelera received a letter from the Division of Corporation Finance of the Securities and Exchange Commission containing accounting and legal comments of the staff of the SEC with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2003.  On April 15, 2004, Xcelera submitted a letter to the SEC containing supplemental information and responses to the SEC comments.  Because the Company had not received a response from the SEC to its April 15, 2004 letter, the Company filed a notification of late filing on Form 12b-25 with the SEC on August 3, 2004 relating to its 2004 Form 20-F.

The Company received a response on August 16, 2004 from the SEC to the April 15, 2004 letter containing further comments and clarifications relating to the 2003 Form 20-F.  In that letter, the SEC requested that the Company provide analysis to support the Company’s position that it is not an investment company under the Investment Company Act of 1940.  The Company believes that it is not an investment company.  If the Company were to inadvertently become an investment company, it would become subject to regulation under the Investment Company Act of 1940.  Additionally, the SEC requested clarification regarding the Company’s accounting treatment of the settlement during the fiscal year ended January 31, 2003 of a convertible note issued by the Company to Hewlett-Packard Company.  The Company accounted for the settlement of the note as an extinguishment of debt.  If the SEC were to require alternate accounting treatment for the settlement, the Company’s net income for the fiscal year ended January 31, 2003 could be reduced by approximately $43.8 million, but the Company’s cash balance and other financial information would not be affected.  The Company believes that it has properly accounted for the settlement.

The Company expects to submit a letter with supplemental information and responses to the SEC comments shortly.  Xcelera intends to file an amended 2003 Form 20-F to incorporate the SEC comments as soon as practicable after the SEC has reviewed and approved the Company’s proposed amendments to its 2003 Form 20-F.  The Company currently expects to file its amended 2003 Form 20-F by November 15, 2004.

The Company is currently delinquent in its filing requirements with the SEC relating to its 2004 Form 20-F.  As a result of this delinquency, the Company received notice on September 20, 2004 from the American Stock Exchange that the Company no longer complies with the Exchange’s continued listing standards, as set forth in Section 1101 of the American Stock Exchange Company Guide, and that its common stock is subject to being delisted from the Exchange. The Company plans to appeal the Exchange’s determination.

The Company also expects to file its 2004 Form 20-F by November 15, 2004.

The Company anticipates that the financial statements to be contained in its 2004 Form 20-F will reflect for the fiscal year ended January 31, 2004, revenues of approximately $4 million, loss from operations of approximately $23 million, other expenses, net, attributable to losses in the Company’s securities portfolio, of approximately $54 million and net loss of approximately $77 million.  The Company also anticipates that the financial statements to be contained in its 2004 Form 20-F will reflect that at January 31, 2004, the Company had cash, cash equivalents and marketable securities of approximately $73 million, no material debt and total assets of approximately $77 million.  The inclusion of the financial information for the fiscal year ended January 31, 2004 and as of January 31, 2004 in the Company’s 2004 Form 20-F is subject to completion of an audit of the Company’s financial statements by its independent auditors and resolution of the outstanding comments from the SEC with respect to the Company’s 2003 Form 20-F.

The Company also anticipates that the 2004 Form 20-F will reflect that the Company had approximately $62 million in cash, cash equivalents and marketable securities and no material debt at August 31, 2004.

About Xcelera Inc.

Xcelera Inc. is a European technology company focused on founding, developing, operating and financing technology companies.  For more information, visit Xcelera on the Web at www.xcelera.com.

This press release may contain “forward-looking statements” within the meaning of the securities laws. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include the factors discussed in the Company’s Annual Report on Form 20-F for the Fiscal Year Ended January 31, 2003 filed with the Securities and Exchange Commission. The Company does not intend, and assumes no obligation, to update any forward-looking statements.

Contact:

Xcelera Inc.

Michael J. Kugler or Per R. Johansson, 203-622-1606